UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended September 30, 2017 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 29, 2017 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated November 14, 2017. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2017 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2017 filed in Japan on June 29, 2017. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, BTMU agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, BTMU made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, BTMU entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which BTMU agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that BTMU had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise BTMU’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of its U.S. Branches and Agencies of BTMU and MUTB, including its BTMU New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. BTMU is having continuing discussions on these and related issues with relevant regulators, and is undertaking necessary actions relating to these matters. In addition, BTMU is currently engaged in litigation with NYDFS with regard to the conversion of its New York Branch license. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

Additional Japanese GAAP Financial Information for the six months ended September 30, 2017

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Cash flows from operating activities:
Profits before income taxes	738,440	868,377
Depreciation and amortization	150,111	158,598
Impairment losses	4,069	22,597
Amortization of goodwill	7,427	8,519
Equity in losses (gains) of equity method investees	(113,940)	(135,674)
Increase (decrease) in allowance for credit losses	(102,259)	(114,309)
Increase (decrease) in reserve for bonuses	(15,375)	(12,975)
Increase (decrease) in reserve for bonuses to directors	(139)	(327)
Increase (decrease) in reserve for stock payment	1,153	152
Decrease (increase) in net defined benefit assets	(51,275)	(80,612)
Increase (decrease) in net defined benefit liabilities	2,919	8
Increase (decrease) in reserve for retirement benefits to directors	(145)	(186)
Increase (decrease) in reserve for loyalty award credits	2,075	2,049
Increase (decrease) in reserve for contingent losses	(1,180)	(22,020)
Interest income recognized on statement of income	(1,352,690)	(1,533,164)
Interest expenses recognized on statement of income	377,622	559,557
Losses (gains) on securities	(136,713)	(188,470)
Losses (gains) on money held in trust	5,047	5,356
Foreign exchange losses (gains)	2,766,965	(499,690)
Losses (gains) on sales of fixed assets	(3,128)	2,230
Net decrease (increase) in trading assets	(5,848,778)	2,338,325
Net increase (decrease) in trading liabilities	5,062,813	(3,594,083)
Adjustment of unsettled trading accounts	221,891	594,190
Net decrease (increase) in loans and bills discounted	6,637,682	(39,655)
Net increase (decrease) in deposits	3,084,635	1,466,248
Net increase (decrease) in negotiable certificates of deposit	(2,693,181)	424,168
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	1,506,188	1,179,050
Net decrease (increase) in due from banks (excluding cash equivalents)	793,912	(969,700)
Net decrease (increase) in call loans and bills bought and others	1,944,582	1,810,988
Net decrease (increase) in receivables under securities borrowing transactions	(1,066,799)	1,160,053
Net increase (decrease) in call money and bills sold and others	421,432	1,941,965
Net increase (decrease) in commercial papers	(726,809)	419,168
Net increase (decrease) in payables under securities lending transactions	1,769,931	(749,951)
Net decrease (increase) in foreign exchanges (assets)	(240,411)	(7,508)
Net increase (decrease) in foreign exchanges (liabilities)	(341,856)	66,493
Net increase (decrease) in short-term bonds payable	231,506	13,600
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(16,696)	244,674
Net increase (decrease) in due to trust accounts	(5,194,744)	(399,598)
Interest income (cash basis)	1,465,647	1,565,981
Interest expenses (cash basis)	(378,395)	(542,327)
Others	(253,108)	(1,282,058)

Sub-total	8,658,426	4,680,042

Income taxes	(207,009)	(162,636)
Refund of income taxes	15,463	15,863

Net cash provided by (used in) operating activities	8,466,881	4,533,270

	(in millions of yen)
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Cash flows from investing activities:
Purchases of securities	(24,801,941)	(36,581,978)
Proceeds from sales of securities	14,119,365	19,471,073
Proceeds from redemption of securities	12,261,165	18,116,564
Payments for increase in money held in trust	(406,347)	(299,828)
Proceeds from decrease in money held in trust	349,662	168,197
Purchases of tangible fixed assets	(62,932)	(71,562)
Purchases of intangible fixed assets	(117,374)	(116,475)
Proceeds from sales of tangible fixed assets	12,285	4,011
Proceeds from sales of intangible fixed assets	2,882	700
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(4,153)	(20)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,761	—
Others	(686)	(1,374)

Net cash provided by (used in) investing activities	1,354,688	689,305

Cash flows from financing activities:
Proceeds from subordinated borrowings	31,000	23,000
Repayments of subordinated borrowings	(36,500)	(37,985)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	254,687	424,461
Payments for redemption of subordinated bonds payable and bonds with warrants	(252,037)	(188,482)
Proceeds from issuance of common stock to non-controlling shareholders	204	2,012
Repayments to non-controlling shareholders	—	(16)
Payments for redemption of preferred securities	(330,560)	—
Dividend paid by MUFG	(124,103)	(121,163)
Dividend paid by subsidiaries to non-controlling shareholders	(45,425)	(19,594)
Purchases of treasury stock	(109,752)	(101,027)
Proceeds from sales of treasury stock	3	2,196
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	—	(318)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	0	0
Others	4	0

Net cash provided by (used in) financing activities	(612,478)	(16,918)

Effect of foreign exchange rate changes on cash and cash equivalents	(248,942)	(25,549)

Net increase (decrease) in cash and cash equivalents	8,960,147	5,180,108

Cash and cash equivalents at the beginning of the period	18,763,856	33,968,391

Cash and cash equivalents at the end of the period	27,724,004	39,148,500

Additional Japanese GAAP Financial Information for the six months ended September 30, 2017

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 208

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation
Mitsubishi UFJ Securities Holdings Co., Ltd.	Mitsubishi UFJ NICOS Co., Ltd.
ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2017

ACOM CONSUMER FINANCE CORPORATION and another company were newly included in the scope of consolidation due to new establishment or other reasons. In addition, MUFG Capital Finance 4 Limited and six other companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights:

Hygeia Co., Ltd.

OiDE CapiSEA, Inc.

OiDE Adjubilee, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 55

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2017

BOT LEASE MEXICO S.A. DE C.V. and another company were newly included in the scope of application of the equity method due to new establishment or other reasons. In addition, Aberdeen Asset Management PLC and four other companies were excluded from the scope of application of the equity method due to decreases in the ratios of voting rights held by MUFG following share exchange transactions or for other reasons.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Sanriku Resort Co,. LTD

Fun Place Co., Ltd.

Shonai Paradiso Co,. LTD

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of consolidated subsidiaries were as follows:

The end of February:	1	subsidiary
The end of April:	1	subsidiary
The end of June:	129	subsidiaries
July 24:	9	subsidiaries
The end of September:	68	subsidiaries

(2)	A subsidiary whose balance sheet date is the end of February was consolidated based on its preliminary financial statements as of the end of August.

A subsidiary whose balance sheet date is the end of April was consolidated based on its preliminary financial statements as of the end of July.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(a)	Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving-average method), and available-for-sale securities whose fair value cannot be reliably determined are stated at acquisition costs computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are calculated primarily at fair value.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (excluding lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed using the declining-balance method, and is recorded based on the semi-annual period allocation of the estimated depreciation amount for the full year computed using the declining-balance method over the estimated useful lives of the assets. The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible fixed assets (excluding lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries determine the allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥381,288 million as of September 30, 2017 (¥377,463 million as of March 31, 2017).

Consolidated subsidiaries, not adopting the procedures stated above provide for allowances based on their historical credit loss experience for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by rationally estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserve for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating benefit obligation, the portion of the projected benefit obligation attributed to the six-month period ended September 30, 2017 is determined using the benefit formula basis.

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, beginning in the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation for lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(21)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(22)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

2.	Additional Information

(A Board Incentive Plan (“BIP”) for directors and officers)

I.	Outline of the plan

MUFG has implemented a performance-based director and officer stock compensation plan using a BIP trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

II.	Shares of MUFG remaining in the trust

At the end of the reporting period ended September 30, 2017, the carrying amount and number of shares which remain in the trust are ¥16,641 million and 28,877 thousand shares, respectively (¥17,635 million and 30,532 thousand shares, respectively, at the end of the fiscal year ended March 31, 2017), and are included in the treasury shares reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2017	September 30, 2017
Equity securities	¥2,743,181	¥2,679,094
Other capital investments in affiliates	12,099	20,039

II.	Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2017	September 30, 2017
Securities re-pledged	¥15,612,607	¥17,001,498
Securities re-loaned	483,330	700,078
Securities held without disposition	7,187,773	6,075,760

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2017	September 30, 2017
Bills discounted (face value)	¥1,368,274	¥1,364,707

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2017	September 30, 2017
Foreign currency bills re-discounted (face value)	¥3,936	¥3,862

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2017	September 30, 2017
Loans to bankrupt borrowers	¥46,498	¥55,072
Non-accrual delinquent loans	738,103	667,521

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2017	September 30, 2017
Accruing loans contractually past due 3 months or more	¥46,301	¥40,085

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2017	September 30, 2017
Restructured loans	¥708,354	¥617,324

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms that are favorable to the borrower, for the purpose of business reconstruction of or support for the borrower, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2017	September 30, 2017
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,539,258	¥1,380,003

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2017 and September 30, 2017 were as follows:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Assets pledged as collateral:
Cash and due from banks	¥4,488	¥5,071
Trading assets	245,382	151,563
Securities	3,962,434	1,217,299
Loans and bills discounted	10,536,127	14,540,321

Total	¥14,748,433	¥15,914,255

Relevant liabilities to above assets:
Deposits	¥797,577	¥630,362
Trading liabilities	17,224	20,999
Borrowed money	13,484,211	14,751,389
Bonds payable	11,474	8,693
Other liabilities	11,009	10,227
Acceptances and guarantees	12,342	11,495

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Cash and due from banks	¥4,319	¥7,289
Monetary claims bought	252,692	—
Trading assets	135,299	527,715
Securities	7,660,643	8,958,567
Loans and bills discounted	6,863,728	6,971,559

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending with cash collateral as of March 31, 2017 and September 30, 2017:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Trading assets	¥2,731,690	¥1,954,145
Securities	15,107,468	12,962,813

Total	¥17,839,158	¥14,916,958

Relevant liabilities to above assets:
Payables under repurchase agreements	¥7,539,867	¥9,296,690
Payables under securities lending transactions	4,339,644	2,455,497

VIII.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2017 and September 30, 2017 was as follows:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Unused overdraft facilities and commitment lines of credit	¥88,770,960	¥86,302,510

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

IX.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

X.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2017	September 30, 2017
Accumulated depreciation on tangible fixed assets	¥1,222,436	¥1,239,467

XI.	Subordinated borrowings with the special provision which ranks below other debts with regard to fulfillment of obligation included in “Borrowed money”

	(in millions of yen)
	March 31, 2017	September 30, 2017
Subordinated borrowings	¥597,795	¥581,864

XII.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2017	September 30, 2017
Subordinated bonds	¥2,940,994	¥3,181,661

XIII.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2017	September 30, 2017
Principal-guaranteed money trusts	¥6,678,398	¥6,521,892

XIV.	Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2017	September 30, 2017
Guarantee obligations for private placement bonds	¥563,884	¥524,727

XV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Equity in gains of the equity method investees	¥113,940	¥135,674
Gains on sales of equity securities	82,635	65,790
Gains on reversal of allowance for credit losses	22,807	53,575
Gains on loans written-off	27,993	38,291

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Write-offs of loans	¥59,831	¥62,965
Provision for reserve for contingent losses	48,615	23,981
Losses on sales of equity securities	27,193	9,681

5.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2016

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2016	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2016	Note
Issued shares:
Common stock	14,168,853	—	—	14,168,853

Total	14,168,853	—	—	14,168,853

Treasury stock:
Common stock	380,255	209,414	4,401	585,267	(Notes 1 and 2)

Total	380,255	209,414	4,401	585,267

(Notes)

1.	The increase in the number of shares of common stock held in treasury by 209,414 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the Board Incentive Plan (“BIP”) trust and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 4,401 thousand shares was mainly due to the delivery of shares upon the exercise of stock options, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
2.	The number of shares of common stock as of September 30, 2016 includes 18,779 thousand shares held by the BIP trust. For the six months ended September 30, 2016, the number of shares held by the BIP trust increased by 18,785 thousand shares and decreased by 5 thousand shares.

II.	Information on share subscription rights

	Type of share	Class of	Number of shares subject to subscription rights				Balance as of
Issuer	subscription rights	shares to be issued	As of April 1, 2016	Increase	Decrease	As of September 30, 2016	September 30, 2016 (in millions of yen)
MUFG	Stock options	—	—	—	—	—	6,405
Consolidated subsidiaries	—	—	—	—	—	—	16

Total		—	—	—	—	—	6,421

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2016

Date of approval	Type of stock	Total Dividends (in millions of yen	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2016

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2016	Common stock	122,440	Retained earnings	9	September 30, 2016	December 5, 2016

(Note)	The total dividend amount includes ¥169 million of dividends on the treasury shares held by the BIP trust.

For the six months ended September 30, 2017

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2017	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2017	Note
Issued shares:
Common stock	14,168,853	—	141,158	14,027,694	(Note 1)

Total	14,168,853	—	141,158	14,027,694

Treasury stock:
Common stock	738,910	142,604	144,262	737,252	(Notes 2 and 3)

Total	738,910	142,604	144,262	737,252

(Notes)

1.	The decrease in the number of shares of common stock by 141,158 thousand shares was due to the cancellation of shares.
2.	The increase in the number of shares of common stock held in treasury by 142,604 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by Equity Method Affiliates. The decrease in the number of shares of common stock held in treasury by 144,262 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the delivery of shares upon the exercise of stock options, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
3.	The number of shares of common stock as of April 1, 2017 and September 30, 2017 includes 30,532 thousand shares and 28,877 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2017, the number of shares held by the BIP trust increased by 1,251 thousand shares and decreased by 2,906 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2017 (in millions of yen)
			As of April 1, 2017	Increase	Decrease	As of September 30, 2017
MUFG	Stock options	—	—	—	—	—	254
Consolidated subsidiaries	—	—	—	—	—	—	19

Total		—	—	—	—	—	274

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2017

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017

(Note)	The total dividend amount includes ¥274 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period and the effective date of which was after the six-month period ended September 30, 2017

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2017	Common stock	119,890	Retained earnings	9	September 30, 2017	December 5, 2017

(Note)	The total dividend amount includes ¥259 million of dividends on the treasury shares held by the BIP trust.

6.	Consolidated Statements of Cash Flows

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Cash and due from banks	¥57,245,014	¥69,634,216
Time deposits and negotiable certificates of deposit in other banks	(29,521,010)	(30,485,715)

Cash and cash equivalents	27,724,004	39,148,500

7.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2017 and September 30, 2017 were as follows:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Due within one year	¥68,472	¥57,285
Due after one year	303,606	310,277

Total	¥372,078	¥367,562

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2017 and September 30, 2017 were as follows:

	(in millions of yen)
	March 31, 2017	September 30, 2017
Due within one year	¥4,560	¥6,907
Due after one year	63,687	60,127

Total	¥68,247	¥67,035

8.	Financial Instruments

The following table summarizes the amounts stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2017 and September 30, 2017 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value cannot be reliably determined (see Note 2).

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥63,525,940	¥63,525,940	¥—
(2) Call loans and bills bought	649,147	649,147	—
(3) Receivables under resale agreements	8,066,973	8,066,973	—
(4) Receivables under securities borrowing transactions	11,002,723	11,002,723	—
(5) Monetary claims bought (*1)	4,707,868	4,713,684	5,816
(6) Trading assets	6,459,179	6,459,179	—
(7) Money held in trust	806,881	805,546	(1,334)
(8) Securities:
Debt securities being held to maturity	2,313,276	2,354,671	41,395
Available-for-sale securities	54,151,666	54,151,666	—
(9) Loans and bills discounted	109,005,231
Allowance for credit losses (*1)	(789,720)

	108,215,511	109,775,258	1,559,746

(10) Foreign exchanges (*1)	2,083,530	2,083,530	—

Total assets	¥261,982,698	¥263,588,322	¥1,605,623

(1) Deposits	¥170,730,221	¥170,774,951	¥44,729
(2) Negotiable certificates of deposit	11,341,571	11,358,364	16,792
(3) Call money and bills sold	1,973,569	1,973,569	—
(4) Payables under repurchase agreements	17,636,962	17,636,962	—
(5) Payables under securities lending transactions	5,538,739	5,538,739	—
(6) Commercial papers	2,307,222	2,307,222	—
(7) Trading liabilities	3,185,075	3,185,075	—
(8) Borrowed money	16,971,085	16,996,959	25,873
(9) Foreign exchanges	1,970,980	1,970,980	—
(10) Short-term bonds payable	847,999	847,999	—
(11) Bonds payable	9,893,687	10,047,031	153,343
(12) Due to trust accounts	9,893,881	9,893,881	—
(13) Other liabilities (*2)	57,900	57,900	—

Total liabilities	¥252,348,898	¥252,589,638	¥240,740

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥244,951	¥244,951	¥—
Activities qualifying for hedge accounting	189,610	189,610	—

Total derivative transactions	¥434,561	¥434,561	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions are excluded. Financial instruments subject to fair value disclosure and are classified as other liabilities are shown in the table.
(*3)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

	(in millions of yen)
	September 30, 2017
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	¥69,634,216	¥69,634,216	¥—
(2) Call loans and bills bought	588,071	588,071	—
(3) Receivables under resale agreements	6,556,425	6,556,425	—
(4) Receivables under securities borrowing transactions	9,839,176	9,839,176	—
(5) Monetary claims bought (*1)	4,451,918	4,454,369	2,451
(6) Trading assets	6,718,174	6,718,174	—
(7) Money held in trust	931,441	930,274	(1,167)
(8) Securities:
Debt securities being held to maturity	2,287,164	2,328,482	41,318
Available-for-sale securities	54,154,175	54,154,175	—
(9) Loans and bills discounted	108,773,485
Allowance for credit losses (*1)	(683,434)

	108,090,050	109,478,036	1,387,985

(10) Foreign exchanges (*1)	2,094,201	2,094,201	—

Total assets	¥265,345,016	¥266,775,605	¥1,430,588

(1) Deposits	¥171,821,375	¥171,862,407	¥41,032
(2) Negotiable certificates of deposit	11,761,760	11,777,635	15,874
(3) Call money and bills sold	2,481,343	2,481,343	—
(4) Payables under repurchase agreements	19,074,709	19,074,709	—
(5) Payables under securities lending transactions	4,786,222	4,786,222	—
(6) Commercial papers	2,730,352	2,730,352	—
(7) Trading liabilities	2,088,115	2,088,115	—
(8) Borrowed money	18,070,574	18,092,755	22,181
(9) Foreign exchanges	2,037,028	2,037,028	—
(10) Short-term bonds payable	861,599	861,599	—
(11) Bonds payable	10,319,688	10,504,867	185,179
(12) Due to trust accounts	9,494,282	9,494,282	—
(13) Other liabilities (*2)	63,200	63,200	—

Total liabilities	¥255,590,253	¥255,854,521	¥264,267

Derivative transactions (*3):
Activities not qualifying for hedge accounting	¥463,508	¥463,508	¥—
Activities qualifying for hedge accounting	(230,626)	(230,626)	—

Total derivative transactions	¥232,882	¥232,882	¥—

(*1)	General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions are excluded. Financial instruments subject to fair value disclosure and are classified as other liabilities are shown in the table.
(*3)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivatives transactions are presented on a net basis. Liabilities on a net basis are presented in parentheses.

(Note 1)	Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from banks

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call loans and bills bought, (3) Receivables under resale agreements and (4) Receivables under securities borrowing transactions

For each of these items, the contract terms of the majority of the transactions are short (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary claims bought

The fair value of monetary claims bought is determined based on the price obtained from external parties (brokers, etc.) or on the amount reasonably calculated according to the reasonable estimate.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account two different prices. The first price is calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data. The second is the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For certain monetary claims bought for which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount from their qualitative viewpoint.

(6)	Trading assets

For securities such as bonds that are held for trading purposes, the fair value is determined based on the price quoted by stock exchanges or by the financial institutions from which these securities are purchased, or determined at the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

(7)	Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money Held in Trust” for notes on money held in trust by categories based on each purpose of holding the money held in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges. The fair value of bonds is determined based on the market price or by the financial institutions from which they are purchased, or based on the price reasonably calculated. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, amount to be collected from collaterals and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

See “Securities” for notes on securities by categories based on each purpose of holding the securities.

(9)	Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity period, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

(10)	Foreign exchanges

Foreign exchanges consist of foreign currency deposits with other banks that are “due from foreign banks (our accounts),” short-term loans involving foreign currencies that are “due from other foreign banks (their accounts),” export bills, traveler’s checks and other bills (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity periods. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call money and bills sold, (4) Payables under repurchase agreements, (5) Payables under securities lending transactions and (6) Commercial papers

For each of these items, the majority of transactions have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(7)	Trading liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by stock exchanges or the financial institutions to which these securities were sold.

(8)	Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate borrowings reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries.

(9)	Foreign exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value of these contracts, as the fair value approximates such carrying amount.

(10)	Short-term bonds payable

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

(11)	Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to trust accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	Other liabilities

For other liabilities, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

Derivative transactions

See “Derivatives” for notes on derivative transactions.

(Note 2)	The following table summarizes financial instruments on the consolidated balance sheet whose fair value cannot be reliably determined. These securities are not included in the amount presented under the line item “Assets — (8) Assets-Available- for-sale securities” in the table summarizing the fair value of financial instruments.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2017	September 30, 2017
Unlisted equity securities (*1) (*2)	¥197,035	¥221,856
Investment in partnerships and others (*2) (*3)	54,397	49,770
Others (*2)	959	1,033

Total	¥252,392	¥272,661

(*1)	Unlisted equity securities do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥1,918 million and ¥1,004 million was recorded in the fiscal year ended March 31, 2017 and in the six months ended September 30, 2017, respectively.
(*3)	Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since fair values of these securities cannot be reliably determined, their fair values are not disclosed.

9.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,955	¥1,144,070	¥43,114
Government bonds	1,100,955	1,144,070	43,114
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,628,384	1,647,753	19,369
Foreign bonds	529,118	539,372	10,253
Other	1,099,265	1,108,381	9,115

Subtotal	¥2,729,339	¥2,791,823	¥62,484

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	831,485	819,327	(12,158)
Foreign bonds	683,202	671,229	(11,973)
Other	148,283	148,098	(185)

Subtotal	¥831,485	¥819,327	¥(12,158)

Total	¥3,560,825	¥3,611,151	¥50,325

	(in millions of yen)
	September 30, 2017
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥1,100,891	¥1,141,160	¥40,268
Government bonds	1,100,891	1,141,160	40,268
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,458,532	1,474,792	16,259
Foreign bonds	594,741	605,119	10,377
Other	863,791	869,673	5,882

Subtotal	¥2,559,424	¥2,615,952	¥56,527

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	696,448	687,042	(9,406)
Foreign bonds	591,530	582,203	(9,327)
Other	104,917	104,839	(78)

Subtotal	¥696,448	¥687,042	¥(9,406)

Total	¥3,255,872	¥3,302,994	¥47,121

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2017
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥4,944,994	¥2,258,497	¥2,686,496
Domestic bonds	20,780,952	20,369,762	411,190
Government bonds	18,414,996	18,061,950	353,046
Municipal bonds	430,192	422,278	7,913
Corporate bonds	1,935,764	1,885,533	50,231
Other securities	10,579,403	10,243,139	336,263
Foreign equity securities	121,538	62,045	59,492
Foreign bonds	9,049,374	8,895,093	154,280
Other	1,408,490	1,286,000	122,489

Subtotal	¥36,305,350	¥32,871,399	¥3,433,950

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥219,659	¥270,965	¥(51,305)
Domestic bonds	6,907,889	6,919,949	(12,060)
Government bonds	5,595,615	5,597,649	(2,034)
Municipal bonds	579,683	584,128	(4,444)
Corporate bonds	732,590	738,171	(5,581)
Other securities	11,380,249	11,611,770	(231,521)
Foreign equity securities	61,264	70,881	(9,616)
Foreign bonds	8,867,932	9,030,700	(162,768)
Other	2,451,052	2,510,188	(59,136)

Subtotal	¥18,507,798	¥18,802,685	¥(294,887)

Total	¥54,813,148	¥51,674,085	¥3,139,063

(Note)	The total difference amount shown in the table above includes ¥41,607 million of revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2017
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥5,365,691	¥2,220,909	¥3,144,781
Domestic bonds	15,143,072	14,840,886	302,186
Government bonds	12,847,818	12,597,693	250,124
Municipal bonds	443,342	436,430	6,912
Corporate bonds	1,851,911	1,806,762	45,148
Other securities	12,611,944	12,202,313	409,631
Foreign equity securities	242,338	162,344	79,994
Foreign bonds	10,279,337	10,124,810	154,527
Other	2,090,268	1,915,158	175,109

Subtotal	¥33,120,708	¥29,264,109	¥3,856,599

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥206,082	¥239,200	¥(33,117)
Domestic bonds	9,491,668	9,505,283	(13,614)
Government bonds	7,727,863	7,731,785	(3,922)
Municipal bonds	807,268	812,131	(4,862)
Corporate bonds	956,537	961,366	(4,829)
Other securities	11,949,835	12,138,133	(188,298)
Foreign equity securities	4,553	4,749	(196)
Foreign bonds	10,161,662	10,280,025	(118,363)
Other	1,783,619	1,853,358	(69,738)

Subtotal	¥21,647,587	¥21,882,617	¥(235,030)

Total	¥54,768,296	¥51,146,727	¥3,621,568

(Note)	The total difference amount shown in the table above includes ¥92,271 million of revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities incurred impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain securities whose fair value cannot be reliably determined) are subject to write-downs when their fair value significantly declines and it has been determined that it is not probable that the value will recover to the acquisition cost as of the end of the reporting period. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2017 were ¥913 million consisting of ¥639 million on equity securities and ¥274 million on bonds and other securities.

Impairment losses on such securities for the six months ended September 30, 2017 were ¥2,873 million consisting of ¥102 million on equity securities and ¥2,771 million on bonds and other securities.

Whether there is any “significant decline in fair value” is determined for each category of issuer in accordance with the internal standards for self-assessment of asset quality as provided below:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

(b)	Issuers requiring close watch:

Fair value has declined 30% or more from acquisition cost.

(c)	Normal issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by MUFG’s subsidiaries.

“Normal issuers” means issuers who do not correspond to any of the four categories of issuers mentioned above.

10.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2017
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥61,322	¥61,694	¥372	¥372	¥—

	(in millions of yen)
	September 30, 2017
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥56,281	¥56,651	¥370	¥370	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of the difference between (a) and (b).

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2017
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥711,230	¥710,210	¥1,020	¥1,020	¥—

	(in millions of yen)
	September 30, 2017
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥836,423	¥837,884	¥(1,460)	¥873	¥2,334

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

11.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following:

As of March 31, 2017

(in millions of yen)
Net unrealized gains (losses)	¥3,087,268
Available-for-sale securities	3,099,560
Money held in trust not for trading purpose or being held to maturity	1,020
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(13,313)
Deferred tax liabilities	(886,189)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share in equity method investees’ unrealized gains (losses))	2,201,079
Non-controlling interests	(7,752)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(8,728)

Total	¥2,184,597

(Notes)

1.	“Net unrealized gains (losses)” shown in the above table excluded ¥41,607 million of revaluation gains on securities as a result of the application of the fair value hedge accounting method, which were recorded in current earnings.
2.	“Net unrealized gains (losses)” shown in the above table included ¥2,104 million of unrealized gains on securities in investment limited partnerships.

As of September 30, 2017

(in millions of yen)
Net unrealized gains (losses)	¥3,520,375
Available-for-sale securities	3,532,837
Money held in trust not for trading purpose or being held to maturity	(1,460)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(11,001)
Deferred tax liabilities	(1,012,892)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for MUFG’s ownership share in equity method investees’ unrealized gains (losses))	2,507,482
Non-controlling interests	(7,893)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	817

Total	¥2,500,406

(Notes)

1.	“Net unrealized gains (losses)” shown in the above table excluded ¥92,271 million of revaluation gains on securities as a result of the application of the fair value hedge accounting method, which were recorded in current earnings.
2.	“Net unrealized gains (losses)” shown in the above table included ¥7,579 million of unrealized gains on securities in investment limited partnerships and ¥4,039 million of unrealized losses as a result of foreign exchange adjustments related to securities denominated in foreign currencies, whose fair value cannot be reliably determined.

12.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the reporting period by transaction type and fair value valuation method were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,568,734	¥3,783,599	¥22,286	¥22,286
	Bought	8,117,774	7,262,088	(42,965)	(42,965)
Interest rate options	Sold	1,139,524	—	64	126
	Bought	1,369,323	—	(6)	(95)
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	41,709,651	2,713,200	(12,715)	(12,715)
	Bought	40,144,094	2,335,493	9,495	9,495
Interest rate swaps	Receivable fixed rate/ Payable floating rate	489,113,504	383,918,385	9,849,312	9,849,312
	Receivable floating rate/ Payable fixed rate	488,019,539	384,293,182	(9,561,240)	(9,561,240)
	Receivable floating rate/ Payable floating rate	90,998,055	77,961,670	65,023	65,023
	Receivable fixed rate/ Payable fixed rate	603,927	530,072	12,349	12,349
Interest rate swaptions	Sold	26,719,351	18,996,577	(762,751)	(10,998)
	Bought	22,837,303	16,030,771	607,769	28,953
Other	Sold	3,351,101	2,827,121	(50,486)	(17,400)
	Bought	3,788,399	3,414,843	56,801	9,960

Total		—	—	¥192,936	¥352,092

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Interest rate futures	Sold	¥5,525,195	¥4,401,636	¥(1,259)	¥(1,259)
	Bought	10,986,510	9,054,061	(6,925)	(6,925)
Interest rate options	Sold	3,849,023	—	54	488
	Bought	2,705,258	—	(23)	(474)
OTC transactions:
Forward rate agreements	Sold	31,665,360	508,707	(1,894)	(1,894)
	Bought	32,535,854	497,804	1,458	1,458
Interest rate swaps	Receivable fixed rate/ Payable floating rate	487,690,896	376,089,892	8,741,256	8,741,256
	Receivable floating rate/ Payable fixed rate	488,415,384	380,509,186	(8,485,455)	(8,485,455)
	Receivable floating rate/ Payable floating rate	95,793,863	81,255,725	61,934	61,934
	Receivable fixed rate/ Payable fixed rate	641,768	584,524	12,534	12,534
Interest rate swaptions	Sold	24,953,095	18,156,600	(613,606)	145,937
	Bought	21,130,003	15,264,193	503,481	(73,270)
Other	Sold	3,110,830	2,712,360	(40,706)	(9,143)
	Bought	3,537,009	3,312,696	48,304	2,597

Total		—	—	¥219,153	¥387,785

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the reporting period.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥90,028	¥9,028	¥643	¥643
	Bought	462,836	170,313	(4,394)	(4,394)
OTC transactions:
Currency swaps		57,568,038	46,233,338	(65,667)	(65,667)
Forward contracts on foreign exchange	Sold	61,904,182	3,918,754	21,604	21,604
	Bought	58,543,130	3,984,278	51,108	51,108
Currency options	Sold	7,854,972	3,742,437	(98,675)	139,253
	Bought	7,435,904	3,452,501	113,120	(79,902)

Total		—	—	¥17,740	¥62,646

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥144,605	¥6,872	¥137	¥137
	Bought	485,542	117,533	16	16
OTC transactions:
Currency swaps		61,336,073	50,749,658	129,380	129,380
Forward contracts on foreign exchange	Sold	61,512,773	3,808,513	(741,119)	(741,119)
	Bought	60,120,953	3,887,648	846,551	846,551
Currency options	Sold	7,548,875	3,733,716	(90,937)	134,758
	Bought	7,239,065	3,377,910	100,289	(87,515)

Total		—	—	¥244,318	¥282,208

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥714,814	¥28,533	¥8,081	¥8,081
	Bought	212,755	13,055	8,380	8,380
Stock index options	Sold	920,359	548,323	(80,847)	15,338
	Bought	605,670	374,733	50,953	(8,191)
OTC transactions:
OTC securities option transactions	Sold	542,370	363,792	(83,780)	(60,997)
	Bought	686,877	534,954	98,161	85,019
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	116,764	111,134	(8,793)	(8,793)
	Receivable interest rate/ Payable index volatility	480,124	443,513	29,277	29,277
Forward transactions in OTC securities indexes	Sold	738	—	24	24
	Bought	68,845	—	(1,100)	(1,100)

Total		—	—	¥20,358	¥67,039

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥819,964	¥28,533	¥(28,782)	¥(28,782)
	Bought	196,730	13,055	17,581	17,581
Stock index options	Sold	1,195,307	629,625	(86,604)	27,523
	Bought	995,425	446,455	62,823	(8,309)
OTC transactions:
OTC securities option transactions	Sold	616,819	418,975	(98,855)	(67,739)
	Bought	745,254	551,873	114,641	99,015
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	139,765	123,436	(4,354)	(4,354)
	Receivable interest rate/ Payable index volatility	582,784	339,763	20,265	20,265
Forward transactions in OTC securities indexes	Sold	582	—	(59)	(59)
	Bought	32,265	—	2,256	2,256

Total		—	—	¥(1,088)	¥57,396

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥405,989	¥—	¥(180)	¥(180)
	Bought	707,872	—	3,763	3,763
Bond futures options	Sold	449,113	—	(959)	(39)
	Bought	604,739	—	237	(82)
OTC transactions:
Bond OTC options	Sold	269,601	—	(581)	(94)
	Bought	261,442	—	432	(57)
Bond forward contracts	Sold	1,059,812	10,775	398	398
	Bought	695,541	—	379	379
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	6,800	6,800	1,308	1,308
	Receivable variable rate/ Payable fixed rate	2,000	—	64	64
	Receivable variable rate/ Payable variable rate	236,014	236,014	(9,144)	(9,144)
	Receivable fixed rate/ Payable fixed rate	30,500	30,500	5,145	5,145
Total return swaps	Sold	78,533	78,533	(0)	(0)
	Bought	158,710	89,879	10,224	10,224

Total		—	—	¥11,086	¥11,683

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥642,155	¥—	¥1,569	¥1,569
	Bought	890,560	—	(3,776)	(3,776)
Bond futures options	Sold	195,629	—	(249)	43
	Bought	710,613	—	663	(219)
OTC transactions:
Bond OTC options	Sold	93,349	—	(314)	(45)
	Bought	124,472	—	333	(40)
Bond forward contracts	Sold	1,134,625	8,400	3,558	3,558
	Bought	791,231	—	(2,226)	(2,226)
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	19,200	19,200	1,527	1,527
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	214,374	214,374	(5,870)	(5,870)
	Receivable fixed rate/ Payable fixed rate	26,500	26,500	4,388	4,388
Total return swaps	Sold	78,911	78,911	(4)	(4)
	Bought	227,619	146,833	1,962	1,962

Total		—	—	¥1,563	¥867

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the reporting period.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥150,514	¥109,498	¥(13,125)	¥(13,125)
	Receivable interest rate/ Payable index volatility	153,682	112,083	17,209	17,209
Commodity options	Sold	83,950	39,154	(2,281)	(1,828)
	Bought	83,849	39,054	2,205	2,052

Total		—	—	¥4,008	¥4,307

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥112,923	¥90,522	¥(20,981)	¥(20,981)
	Receivable interest rate/ Payable index volatility	120,359	95,720	23,873	23,873
Commodity options	Sold	64,791	10,509	(1,487)	(826)
	Bought	64,691	10,409	1,415	1,156

Total		—	—	¥2,819	¥3,221

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Credit default options	Sold	¥2,817,574	¥2,001,353	¥39,461	¥39,461
	Bought	3,096,646	2,229,860	(41,642)	(41,642)

Total		—	—	¥(2,181)	¥(2,181)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2017
		Contract amount
		Total	Over one year	Fair value	Valuation gains (losses)
OTC transactions:
Credit default options	Sold	¥2,817,270	¥2,033,414	¥54,777	¥54,777
	Bought	3,209,442	2,323,798	(58,805)	(58,805)

Total		—	—	¥(4,027)	¥(4,027)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥26,414	¥18,000	¥(729)	¥2,080
	Bought	26,776	18,000	1,093	(879)
SVF Wrap Products	Sold	2,202,379	1,220,063	(19)	(19)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,298	1,963	657	657

Total		—	—	¥1,002	¥1,838

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		September 30, 2017
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥26,454	¥11,000	¥(772)	¥2,404
	Bought	26,454	11,000	772	(1,174)
SVF Wrap Products	Sold	2,072,114	1,446,331	(11)	(11)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,323	—	781	781

Total		—	—	¥769	¥1,999

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

13.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
General and administrative expenses	¥3,335	¥3,408

II.	Outline of stock bonus plans of MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG

For the six months ended September 30, 2016

	2016 1st Stock Bonus Plans		2016 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	2	Employees of MUAH and subsidiaries:	1,012
Number of units granted*	RSUs:	211,839	RSUs:	16,471,985
Date of grant	March 15, 2016		June 15, 2016
Eligible service period	March 15, 2016 to March 15, 2019		June 15, 2016 to June 15, 2019
Fair value on grant date (in U.S. dollars per unit)		$4.96		$4.59

(Note)	The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2016 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service requirements. Each ADR is exchangeable for one share of MUFG common stock.

For the six months ended September 30, 2017

	2017 1st Stock Bonus Plans		2017 2nd Stock Bonus Plans		2017 3rd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	3	Employees of MUAH and subsidiaries:	2
Number of units granted*	RSUs:	27,157	RSUs:	97,779	RSUs:	90,351
Date of grant	January 17, 2017		March 15, 2017		April 17, 2017
Eligible service period	January 17, 2017 to January 15, 2020		March 15, 2017 to March 15, 2020		April 17, 2017 to April 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$6.26		$6.75		$6.01

	2017 4th Stock Bonus Plans		2017 5th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries:	1	Employees of MUAH and subsidiaries:	1,113
Number of units granted*	RSUs:	11,793	RSUs:	12,516,945
Date of grant	May 15, 2017		June 15, 2017
Eligible service period	May 15, 2017 to June 15, 2019		June 15, 2017 to June 15, 2020
Fair value on grant date (in U.S. dollars per unit)		$6.36		$6.52

(Note)	The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts (ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the six months ended September 30, 2017 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service requirements. Each ADR is exchangeable for one share of MUFG common stock.
The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group, Global Markets Business Group and Other.

Retail Banking Business Group:	Providing financial services to domestic individual customers

Corporate Banking Business Group:	Providing services relating to finance, real estate and stock transfers to domestic corporate customers

Global Business Group:	Providing financial services to overseas individual and corporate customers

Trust Assets Business Group:	Providing investment management and administration services for corporate pension funds, public pension funds, public funds and mutual funds

Global Markets Business Group:	Engaged in the trading business relating to foreign currency exchange, funds and investment securities for customers and with market counterparties, and administration of liquidity and cash management

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(a)	Changes in the methods of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2017, MUFG has reflected changes in the allocation of net revenue and operating expenses among reporting segments.

Accordingly, the business segment information for the six months ended September 30, 2016 has been restated based on the new allocation.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the six months ended September 30, 2016

	(in millions of yen)
	For the six months ended September 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥584,047	¥495,608	¥578,080	¥82,580	¥1,661,582	¥348,416	¥5,188	¥2,015,187
BTMU and MUTB	243,038	403,552	200,683	35,143	836,206	256,943	71,556	1,164,706
Net interest income	168,151	162,900	92,222	—	404,906	93,084	127,730	625,721
Net non-interest income	74,886	240,652	108,460	35,143	431,299	163,858	(56,174)	538,984
Other than BTMU and MUTB	341,008	92,055	377,397	47,437	825,376	91,472	(66,367)	850,480
Operating expenses	479,782	282,843	372,247	52,848	1,118,689	101,299	79,016	1,299,005

Operating profit (loss)	¥104,264	¥212,764	¥205,833	¥29,732	¥542,893	¥247,116	¥(73,828)	¥716,182

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions.

The amounts relating to such transactions included in each of these reporting segments are as follows: ¥78,734 million of net revenue, ¥69,032 million of operating expenses and ¥9,701 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the six months ended September 30, 2017

	(in millions of yen)
	For the six months ended September 30, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥599,834	¥480,413	¥633,641	¥91,287	¥1,712,282	¥319,826	¥28,340	¥2,060,449
BTMU and MUTB	233,514	390,705	219,817	41,855	827,324	223,901	58,336	1,109,563
Net interest income	165,889	162,437	112,270	—	411,016	68,462	112,905	592,384
Net non-interest income	67,624	228,268	107,546	41,855	416,308	155,439	(54,568)	517,178
Other than BTMU and MUTB	366,320	89,707	413,824	49,432	884,957	95,924	(29,995)	950,886
Operating expenses	474,967	290,216	426,706	57,447	1,172,844	112,581	86,266	1,371,692

Operating profit (loss)	¥124,867	¥190,197	¥206,935	¥33,839	¥539,438	¥207,244	¥(57,925)	¥688,757

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.
5.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions.

The amounts relating to such transactions included in each of these reporting segments are as follows: ¥92,895 million of net revenue, ¥76,493 million of operating expenses and ¥16,401 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding six-months periods

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Total operating profit of reporting segments	¥716,182	¥688,757
Operating profit of consolidated subsidiaries excluded from reporting segments	26,611	12,152
Credit related expenses	(108,435)	(88,757)
Gains on reversal of allowance for credit losses	22,807	53,575
Gains on loans written-off	27,993	38,291
Net gains on equity securities and other securities	44,034	55,015
Equity in gains of the equity method investees	113,940	135,674
Others	(48,260)	(30,689)

Ordinary profit in the consolidated statements of income	¥794,873	¥864,020

II.	Related information

For the six months ended September 30, 2016

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2016
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,764,609	¥422,715	¥138,189	¥390,366	¥63,491	¥2,779,372

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2016
Japan	United States	Others	Total
¥1,117,146	¥120,528	¥85,959	¥1,323,634

(3)	Information by major customer

None.

For the six months ended September 30, 2017

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2017
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥1,754,807	¥577,098	¥202,360	¥477,910	¥56,014	¥3,068,191

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2017
Japan	United States	Others	Total
¥1,133,399	¥142,887	¥99,515	¥1,375,802

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the six months ended September 30, 2016 and 2017 were ¥4,069 million and ¥22,597 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2016

	(in millions of yen)
	For the six months ended September 30, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥88	¥30	¥6,881	¥427	¥7,427	¥—	¥—	¥7,427
Unamortized balance at period end	1,839	631	217,743	16,057	236,271	—	—	236,271

For the six months ended September 30, 2017

	(in millions of yen)
	For the six months ended September 30, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥87	¥22	¥7,839	¥569	¥8,519	¥—	¥—	¥8,519
Unamortized balance at period end	1,664	587	234,804	22,372	259,428	—	—	259,428

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

None.

16.	Per Share Information

(1)	The bases for the calculation of total equity per common share for the periods indicated were as follows:

	(in yen)
	March 31, 2017	September 30, 2017
Total equity per common share	¥1,137.77	¥1,194.08

	(in millions of yen)
	March 31, 2017	September 30, 2017
Total equity	¥16,658,394	¥17,279,375
Deductions from total equity:
Subscription rights to shares	407	274
Non-controlling interests	1,377,719	1,409,207

Total deductions	1,378,126	1,409,481

Total equity attributable to common shares	¥15,280,268	¥15,869,893

	(in thousands)
	March 31, 2017	September 30, 2017
Number of common shares at period end used for the calculation of total equity per common share	13,429,943	13,290,442

(2)	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2016	2017
Basic earnings per common share	¥35.93	¥46.99
Diluted earnings per common share	35.81	46.85

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Profits attributable to owners of the parent	¥490,530	¥626,940
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of the parent	¥490,530	¥626,940

	(in millions of yen)
	For the six months ended September 30,
	2016	2017
Adjustments to profits attributable to owners of the parent	¥(1,020)	¥(1,883)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,020)	(1,883)

	(in thousands)
	For the six months ended September 30,
	2016	2017
Average number of common shares during the periods	13,652,178	13,339,150
Increase in common shares	15,001	658
Preferred shares	—	—
Subscription rights to shares	15,001	658

For the six months ended September 30,
	2016	2017
Description of antidilutive securities which were not included in the calculation of diluted earnings per share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 14 million units as of June 30, 2016:	Stock options and others — 0 million units as of June 30, 2017:

(3)	The shares of MUFG common stock remaining in the Board Incentive Plan trust, which were included in the treasury shares as part of shareholders’ equity, were deducted from the average total number of issued shares for the six months ended September 30, 2017 used for the calculation of earnings per common share and from the total number of issued shares as of September 30, 2017 used for the calculation of total equity per common share. The average number of such treasury shares deducted from the calculation of earnings per common share for the six months ended September 30, 2016 and 2017 was 13,447 thousand shares and 30,418 thousand shares, respectively, and the number of such treasury shares deducted from the calculation of total equity per common share as of March 31, 2017 and September 30, 2017 was 30,532 thousand shares and 28,877 thousand shares, respectively.

17.	Subsequent Events

I.	Repurchase and cancellation of own shares

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2017, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel the repurchased shares of its common stock in accordance with the provisions of Article 178 of the Company Act.

(1)	Reasons for the repurchase and cancellation of own shares

The repurchase and cancellation of shares of MUFG common stock were intended to enhance shareholder returns, improve capital efficiency and conduct capital management flexibly.

(2)	Outline of the repurchase of own shares

(a)	Type of shares to be repurchased: Common shares of MUFG

(b)	Aggregate number of shares to be repurchased: Up to 200,000,000 shares (equivalent to 1.50% of the total number of issued shares (excluding treasury shares))

(c)	Aggregate amount of repurchase price: Up to JPY 100,000,000,000

(d)	Repurchase period: From November 15, 2017 to December 31, 2017

(e)	Repurchase method: Market purchases pursuant to a discretionary trading contract relating to the share repurchase

(3)	Outline of the cancellation of own shares

(a)	Type of shares to be canceled: Common shares of MUFG

(b)	Number of shares to be canceled: All of the shares to be repurchased as stated in (2) above

(c)	Scheduled cancellation date: January 22, 2018